

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 23, 2008

Smoky Market Foods, Inc.
Edward Feintech- Chief Executive Officer
804 Estates Drive
Suite 100
Aptos, CA 95003

Re: Jaspers + Hall, PC.

Dear Mr. Feintech:

  Your most recent filing on Form 10-K includes financial statements audited by Jaspers + Hall, PC. On October 21, 2008, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Jaspers + Hall because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://www.pcaobus.org/enforcement/disciplinary_proceedings/2008/10-21_jaspers.pdf.

  As Jaspers + Hall is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Jaspers + Hall audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

  In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Jaspers + Hall. While this situation is not specifically described in the Item 304 disclosure requirements, we believe it is material information that should be disclosed. If you previously explained the registration revocation in your Item 4.01 Form 8-K, you do not need to repeat this disclosure in your Form 10-K.

  We will not be able to declare a registration statement effective that includes an audit report signed by Jaspers + Hall.

Please advise us as to how you intend to address this matter by no later than January 9, 2009. If you have any questions, I can be reached at 202-551-3816 or, in my absence, you may also contact Lyn Shenk at 202-551-3380.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant